UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Other Management Information(Voluntary Disclosure)

1. Title	Notice on the Year-end Dividend Record Date for Fiscal Year 2024

2. Details

1. In order to practice advanced dividend distribution procedures of ‘determining dividends before the record date’ enabling investors to invest after checking dividend amounts to receive, the record date for the year-end dividends has changed from ‘the last day of each fiscal year’ to ‘the date determined by the resolution of the Board of Directors’ through amendment of the Articles of Incorporation at the Annual General Meeting of Shareholders held on March 2023.

(Before revision) The last day of each fiscal year (December 31)

(After revision) The record date determined by the resolution of the Board of Directors

2. The record date for the Company’s year-end dividends for FY2024 is to be determined at the Board of Directors meeting in February 2025. Please be informed that being listed on the Company’s registry of shareholders as of the last day of FY2024 does not grant entitlement to year-end dividends. Shareholders must be listed on the registry as of the year-end dividend record date for FY2024 to be eligible to receive year-end dividend.

3. The record date for finalizing the list of shareholders eligible for exercising voting rights at the General Meetings of Shareholders remains the same as December 31 as stated in the Articles of Incorporation.

3. Decision Confirmation) Date	December 11, 2024

4. Other references useful for making investment decisions

- Details such as whether to distribute dividends and dividends size are decided at the Annual General Shareholders’ Meeting after the resolution of the Board of Directors.

Title and date of other disclosure related to this one	‘The Results of the 55th Ordinary General Meeting of Shareholders’ disclosed on March 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)
Date: December 11, 2024
	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President